NEWTON
COLLABORATION, LLC

CORPORATE GOVERNANCE AND ACCOUNTING SOLUTIONS
The Lyric Center
440 Louisiana, Suite 1400
Houston, Texas 77002

January 10, 2011

Mr. Andrew V. Reid
Chief Executive Officer
Treaty Energy Corporation

Dear Andrew:

As you may know, my contract to serve on the board of directors of Treaty Energy Corporation is dated July 7, 2009 and was to span for a period of one year. That contract has expired.

I am also serving as the Company's accountant. I feel that serving in two capacities (as a supplier and director) is a conflict of interest. I therefore wish to resolve this conflict by resigning from the board of directors of Treaty Energy Corporation, effective immediately.

I have enjoyed working with you and serving on the board. I wish you the best of luck with Belize and Kansas.

Sincerely,

Randall Newton CPA